TERYL RESOURCES CORP.

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF
12g3-2(b) # 82-2026

TERYL RESOURCES CORP. PLANS A DRILL PROGRAM ON THE NEWLY
DISCOVERED WEST RIDGE GOLD ZONE, FAIRBANKS, ALASKA

For Immediate Release: November 12, 2003, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC) announces that the third phase of auger drilling has been completed and three trenches totaling 342 meters have been completed on the newly discovered West Ridge gold zone. The Company’s geological consultants, Avalon Development, report that a series of shear zones were encountered in the trenches with widespread iron, arsenic and antimony oxides present. The shears strike northeast and north-northwest and are marked by fault gouge, breccia and shearing with quartz veins ranging up to 25 centimeters. The most promising rocks include intense red iron oxide after pyrite, yellow antimony oxide after stibnite and apple green arsenic oxide after arsenopyrite. Unaltered quartz veins containing jamesonite were discovered in a shear zone in Trench 1. Jamesonite is commonly present in high grade mineralization found elsewhere in the Fairbanks District. The rocks are pervasively sericite altered and at the southwest end of Trench 3 a granodiorite intrusive body was encountered which exhibits sericitic alteration similar to that seen in other intrusive-hosted gold systems in the region. The extent of this intrusive body is unknown at present. All trenches have been mapped and sampled and analytical results are pending at ALS Chemex in Vancouver.

Auger drilling on the Old Glory prospect has expanded the extent of anomalous gold in rocks and soil to an area measuring 500 meters northeast – southwest by 500 meters northwest – southeast. Soil values in this grid range up to 2,130 parts per billion (over 2 grams of gold per ton) and rock samples collected from the trenches returned values up to 10 grams (1/3 of an ounce per ton gold). Mineralization remains open to expansion to the northeast, southwest and northwest.

The Company is planning on drilling the high-grade trench targets on the Old Glory gold zone as soon as permitting is approved.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Property (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact:	John Robertson
President		800-665-4616
604-278-5996

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409    Toll Free: 800-665-4616    www.terylresources.com